UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
________
FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Startech Environmental Corporation
(Exact Name of Registrant as Specified in Its Charter)

Colorado	84-128657
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

88 Danbury Road, Suite 2A
Wilton, Connecticut	06897
(Address of Principal Executive Offices)	(Zip Code)

    Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None

If this form relates to the	If this form relates to the
registration of a class of securities	registration of a class of
pursuant to Section 12(b) of the Exchange Act	securities pursuant to Section 12(g) of the Exchange Act and is
and is effective pursuant to General Instruction	effective pursuant to General Instruction A.(d),
A.(c), check the following box. [ ]	check the following box. [X]

Securities Act registration statement file number to which this form relates:  None

     Securities to be registered pursuant to Section 12(g) of the Act:

     Series A Junior Preferred
     Stock Purchase Rights

       ______________________________________________________________________________________
                                                                                                 (Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered

On July 24, 2009, the Board of Directors of Startech Environmental Corporation (the “Corporation”) approved the adoption of a Stockholder Rights Plan and declared a dividend distribution of one Right for each outstanding share of the Corporation’s Common Stock to stockholders of record on the close of business on July 27, 2009.  Each Right is nominally exercisable, upon the occurrence of certain events, for one one-hundredth of a share of Series A Junior Participating Preferred Stock, no par value per share (the “Preferred Stock”), at a purchase price of $1.30 per unit, subject to adjustment.  The Rights will expire on August 24, 2009; provided, however, that if the Rights shall become exercisable upon the occurrence of a Triggering Event at or before the Close of Business on August 24, 2009, the Expiration Date shall mean August 24, 2014, and the provisions of this Agreement shall remain in full force and effect as necessary to allow for the exercise or exchange of the Rights in accordance with the terms hereof, and the Rights shall remain exercisable, through the Close of Business on such date. (the “Expiration Date”).  The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Corporation and Corporate Stock Transfer, Inc. as Rights Agent.  All capitalized terms used herein and not otherwise defined shall have the definitions assigned to such terms in the Rights Agreement.

CERTIFICATES.  Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed.  The Rights will separate from the Common Stock and a distribution date (the “Distribution Date”) will occur upon the earlier of (i) the first date of public disclosure by the Corporation that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (20% or more of the outstanding shares of Common Stock in the case of institutional investors who acquire such stock solely as a result of regular trading activity) or (ii) ten business days (or such later date as may be determined by the Startech Board of Directors) following the commencement of a tender offer or exchange offer (excluding any such commencement which occurred prior to the date of the Rights Agreement) that would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock (the “Triggering Events”).  Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates; (ii) new Common Stock certificates issued will contain a notation incorporating the Rights Agreement by reference; and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

EXPIRATION AND EXERCISE.  The Rights are not exercisable until the Distribution Date and will expire at the earliest of the Expiration Date, the Exchange Date or the date set by resolution of the Board of Directors of the Corporation for the redemption of the Rights.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates will represent the Rights.  Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

TRANSACTIONS IN WHICH CORPORATION IS SURVIVING ENTITY (“FLIP IN”).  If a Person becomes an Acquiring Person, each holder of a Right, other than an Acquiring Person or an Associate or Affiliate of an Acquiring Person, will have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Corporation) having a value equal to two times the exercise price of the Right.  For example, at an exercise price of $1.30 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Triggering Event would entitle its holder to purchase $2.60 worth of Common Stock (or other consideration, as noted above) for $1.30.  Assuming that Common Stock had a per share value of $0.65 at such time, the holder of each valid Right would be entitled to purchase four (4) shares of Common Stock for $1.30.  Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person or an Associate or Affiliate of an Acquiring Person will be null and void.

If subsequent to the date of the Rights Agreement a tender offer to purchase 15% or more of the outstanding Common Stock is announced, then 10 business days later (unless the Board of Directors takes action to delay exercisability of the Rights or unless an Acquiring Person becomes such), each Right will become exercisable for Preferred Stock.

        TRANSACTIONS IN WHICH CORPORATION IS NOT SURVIVING ENTITY (“FLIP-OVER”).  If at any time following the first date of public disclosure by the Corporation or otherwise that a Person has become an Acquiring Person, the Corporation is acquired in a merger or other business combination transaction or 50% or more of the Corporation’s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring or surviving company having a value equal to two times the exercise price of the Right.

        EXCHANGE FEATURE. At any time after any Person becomes an Acquiring Person, the Board of Directors may exchange the Rights (other than Rights owned by such Person or group which will have become void), in whole or in part, at an exchange rate of three shares of Common Stock (or a combination of cash, property, Common Stock or other securities having an equal value) per Right (subject to adjustment).

        ADJUSTMENT FOR DILUTION.  The Purchase Price payable and the number of shares of Common Stock or Preferred Stock issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.  Adjustments will be made to reflect dividends (other than regular periodic cash dividends), distributions, subdivisions, combinations, reclassification or the granting of certain rights or warrants with respect to the Common Stock or the Preferred Stock, as appropriate.

        REDEMPTION. At any time prior to the earlier of the day of public disclosure that an Acquiring Person has become such and the Expiration Date (subject to extension by the Board of Directors), the Board of Directors of the Corporation may redeem the Rights in whole, but not in part, at a price of $.01 per Right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price. Rights are not exercisable while subject to redemption.

        STOCKHOLDER RIGHTS. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Corporation, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Corporation or for common stock of the acquiring company as set forth above.

        AMENDMENTS.  Any of the provisions of the Rights Agreement may be amended by a majority of the Corporation’s Board of Directors prior to the first date of public disclosure by the Company that a Person has become an Acquiring Person.  From and after such date, the provisions of the Rights Agreement may be amended by the Board to cure any ambiguity, to correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision in the Rights Agreement or to change or supplement the provisions of the Rights Agreement in any manner which the Company may deem necessary or desirable and which does not adversely affect the interests of the holders of Rights Certificates (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person).

Item 2.   Exhibits.

3.1           Certificate of Designation of the Company’s Series A Junior Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 27, 2009).

4.1           Rights Agreement, dated as of July 24, 2009, between Startech Environmental Corporation and Corporate Stock Transfer, Inc., as Rights Agent (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 27, 2009).

99.1          Press Release by Startech, dated as of July 27, 2009 (Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 27, 2009).

    99.2      Letter to the Company's stockholders, dated July 27, 2009 (Incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 27, 2009).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                             STARTECH ENVIRONMENTAL CORPORATION

             By:          /s/ Peter J. Scanlon
              Peter J. Scanlon
              Chief Financial Officer

Date: July 27, 2009

EXHIBIT INDEX

Exhibit No.               Description

3.1     Certificate of Designation of the Company’s Series A Junior Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 27, 2009).

4.1     Rights Agreement, dated as of July 24, 2009, between Startech Environmental Corporation and Corporate Stock Transfer, Inc., as Rights Agent (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 27, 2009).

99.1    Press Release by Startech, dated as of July 27, 2009 (Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 27, 2009).

    99.2        Letter to the Company's stockholders, dated July 27, 2009 (Incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 27, 2009).